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                              September 21, 2021

       Hilton Schlosberg
       Co-Chief Executive Officer
       Monster Beverage Corporation
       1 Monster Way
       Corona, CA 92879

                                                        Re: Monster Beverage
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 001-18761

       Dear Ms. Schlosberg:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 10-K

       General

   1. We note that you provided more expansive disclosure in your CSR report than you provided in your SEC
filings. Please advise us what consideration you gave to providing the same type of
climate-related disclosure in your SEC filings as you provided in your
                                                        CSR report.
   2. Your CSR report and filing refer to certain climate-related projects. If material, please quantify past and/or
future capital expenditures for climate-related projects.
   3. To the extent applicable and if material, provide disclosure about any purchase or sale of carbon credits or
offsets and any material effects on your business, financial condition, and results of
operations.
 Hilton Schlosberg
FirstName  LastNameHilton  Schlosberg
Monster Beverage  Corporation
Comapany 21,
September  NameMonster
               2021      Beverage Corporation
September
Page 2     21, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing